UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION 12(g)OF THE
SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 1-13452
ION Media Networks, Inc.
(Exact name of registrant as specified in its charter)
601 Clearwater Park Road, West Palm Beach, FL 33401, 561-659-4122
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Common Stock, $.001 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
	☐	Rule 12h-3(b)(2)(i)	☐
	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Exchange Act of 1934, ION Media Networks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ION Media Networks, Inc.
Date: February 29, 2008	By:	/s/ R. Brandon Burgess
		Name:	R. Brandon Burgess
		Title:	Chief Executive Officer and President